News Release

Sun Life Financial

Sun Life Financial Inc. announces intention to redeem Class A Non-Cumulative 5-Year Rate Reset Preferred Shares Series 6R

TORONTO, ON – (May 6, 2014) – Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) today announced its intention to redeem all of its $250,000,000 Class A Non-Cumulative 5-Year Rate Reset Preferred Shares Series 6R (the "Series 6R Shares") on June 30, 2014.

The Series 6R Shares are redeemable at Sun Life Financial Inc.'s option on June 30, 2014 (the "Redemption Date") at a redemption price of $25.00 per share, together with all declared and unpaid dividends on such share to but excluding the Redemption Date. Notice will be delivered to the holders of the Series 6R Shares in accordance with the terms governing the Series 6R Shares.

Separately from the payment of the redemption price, the final quarterly dividend of $0.375 per share for the Series 6R Shares will be paid in the usual manner on June 30, 2014, to shareholders of record on May 28, 2014.

About Sun Life Financial

Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth products and services to individuals and corporate customers. Sun Life Financial and its partners have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of March 31, 2014 the Sun Life Financial group of companies had total assets under management of $671billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Note to Editors: All figures in Canadian dollars.

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Media Relations Contact:

Frank Switzer
Vice-President
Corporate Communications
Tel: 416-979-4086
frank.switzer@sunlife.com

Investor Relations Contact:

Phil Malek
Vice-President
Investor Relations
Tel: 416-979-4198
investor.relations@sunlife.com